UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [] Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

                On June 30, 2006, Descartes acquired Flagship Customs Services, Inc. (“Flagship”). The attached Stock Purchase Agreement and the attached Stock Acquisition Agreement were executed by the Company in connection with the Flagship acquisition, and are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

The attached press releases were issued by the Company in connection with the Flagship acquisition on June 30, 2006 and July 5, 2006, and are filed herewith as Exhibit 99.3 and Exhibit 99.4, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By: /s/J. Scott Pagan
Name: J. Scott Pagan
Title: General Counsel and Corporate Secretary

Date: July 17, 2006

EXHIBITS

Exhibit No.	Description
99.1	Stock Purchase Agreement dated June 30, 2006 by and among The Descartes Systems Group Inc., Flagship
Customs Services, Inc., Robert Edward Foley and Peter Slutsky

99.2	Stock Acquisition Agreement dated June 30, 2006

99.3	Press Release dated June 30, 2006

99.4	Press Release dated July 5, 2006